Unico, Incorporated

8880 Rio San Diego Drive, 8thFloor

San Diego, CA  92108

June 11, 2009

Karl Hiller

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Unico, Incorporated

Form 10-K for the Fiscal Year Ended February 29, 2008

Reply to SEC Comment Letter

File No. 000-30239

This letter is being sent in response to each of the 17 comments contained in your letter of May 6, 2009.  Each of your comments has been repeated below, and the response of Unico, Incorporated (“Unico” or the “Company”) to each comment is set forth immediately following each comment.  Please note that an amendment to Unico’s Annual Report on Form 10-K/A is being filed together with this letter in response to your comment letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

General

1.

In your next letter, please provide the representations that we are asking for at the end of this letter.

Answer:  The representations requested have been included at the end of this letter.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 33

2.

We note your response to prior comment 1 and proposed disclosure representing that you will have the ability to generate sufficient revenues to cover your operating costs, since you plan on extracting gold and silver in April 2009 with sales to commence in May 2009.  This representation appears to conflict with other statements made under this heading in both your annual and interim financial statements including the form 10-Q filed January 20, 2009 which indicated that you needed to raise additional finances to be able to implement your 12-month plan of operation.  Please revise your disclosure to resolve this inconsistency.

Answer: There is no conflict.  We do need additional funding to be able to implement our 12-month plan.  The delay in obtaining all the funding needed is what has held us up from accomplishing our plan on a timely basis.  At the time we responded to the last comment letter we believed that we had obtained the long awaited financing, as we had just received a verbal commitment for over $2,000,000.  The day after we filed the response letter we found out that the deal had fallen through.  So the ability to put part of the plan into action and start producing revenue was delayed.

Financial Statements

General

3.

We note your response to prior comment 3, indicating you do not believe you should be classified as an exploration stage company since you have probable reserves and have had revenues in the past.  Our engineer is requesting further information about your view of having mineral reserves.  And while the information that you may provide may indicate whether you have moved beyond the exploration stage, since you have not generated significant revenue from planned principal operations, it appears you will need to include inception to date financial information in accordance with SFAS 7.  We suggest that you read paragraphs 8 and 9 of the statement and contact us by telephone in advance of filing your next amendment to discuss your plan for resolving this issue.

Answer: In the Company’s amended Annual Report on Form 10-K/A we have included the inception to date financial information.  The amended filing now indicates that Unico is an exploration stage company.

Note 1 – Nature of Organization and Significant Accounting Principles

g. Exploration Activities, Page F-10

4.

We note your proposed disclosure responding to prior comment 6, indicating “there are no costs recorded at this time for exploration costs…” and “costs of major exploration efforts that lead to establishment of reserves shall be classified as assets…”  Please note that except for acquisition costs, all costs incurred up to the point of establishment of proven and probable reserves are considered exploratory in nature and should be expensed as incurred.  Upon establishment of proven and probable reserves, costs that are developmental in nature, such as costs related to constructing the infrastructure necessary to extract the reserves and preparing the mine for production, can be capitalized.  Please revise your disclosure accordingly, including clarifying that you expense instead of capitalize your exploration costs.  Tell us the extent of any exploration costs that you have capitalized to date which may need correction.

Answer: The disclosure that we included in our last letter responding to your December 23, 2008 comment letter was worded incorrectly.  Except for acquisition costs, all exploration costs have been, and will continue to be, expensed.  All exploration that has been done at the Deer Trail mine or any of our other properties has been expensed in the past.  We have never capitalized any exploration costs.

Note 3 – Convertible Debentures, page F-14

5.

We note your response to prior comment 7 indicating that upon conversion of the debenture, you record a debit to the derivative liability with a corresponding credit to APIC for the portion of the derivative liability related to the underlying converted debt.  Your disclosure under this heading appears to indicate that you may have also included that value of the new common shares that you issued to settle the defaulted convertible debentures, for which you recorded $7.9 million loss in fiscal year 2008 and $13.3 million loss in fiscal year 2007 on debt settlement, in the credit to APIC in your line item labeled as “Derivative portion of convertible debentures” in your Statement of Stockholders’ Equity.  If this is the case, please expand your disclosure to discuss all components affecting your “Derivative portion of convertible debentures” balance, as well as specifying both the debt and derivative liability amounts that reclassified to APIC upon conversion to settle the defaulted convertible debentures.

Answer: At the time a debenture is converted, the Derivative Liability is debited and AIPC is credited.  When the debenture is converted to stock, it no longer exists as a debt, there is no longer a derivative liability and it is reclassified to AIPC.  The $7.9 million loss and $13.3 million loss for fiscal years 2008 and 2007, respectively, are another matter.  These costs theoretically represent the additional cost of the stock where the debentures were sold at a greater discount than what was called for in the debenture contract.  These were shares of common stock issued under court ordered settlements and were granted additional discounts because of delinquency of the debt and the condition of the Company.  The additional discount was calculated and recorded as a loss and titled ‘Loss on Settlement of Debt”.  The amount of these losses were $7.9 million for fiscal year 2008 and $13.3 million for fiscal year 2007.  The accounting entry for these settlement costs were to debit the settlement loss and the converted debt with interest and credit common stock based on the par value with the balance of the credit going to APIC.

6.

Please disclose, in tabular format, a roll forward summarizing the activities related to the derivative liability for all periods presented.  We expect the table would include the following components:

•

Beginning balance

•

Derivative gain/(loss) as a result of changes in fair value

•

Derivative portion reclassified to APIC as a result of conversions

•

Derivative recorded as a result of issuance of new debentures

•

Ending balance

If there are other elements of change in this account, identify them separately and describe them in your note.

Answer: We have attached the accounting summary for fiscal year 2007 and fiscal year 2008.  It is not the roll forward that you have asked for, but it summarizes the accounting for each of the debentures and is quite clear how each was accounted for.

Note 5 – Legal Matters, page F-15

7.

We have read your response to prior comment 10, regarding the $20 million derivative lawsuit filed on August 14, 2008.  Please incorporate your response into your disclosure,

clarifying the reason you have not accrued any loss amount for this lawsuit, as well as specifying your range of reasonably possible loss related to this matter in accordance with paragraph 10 of SFAS 5.

Answer: The lawsuit was filed on August 14, 2008, long after the Annual Report for the fiscal year ending February 29, 2008 was filed.  As a result, there is no disclosure of the lawsuit in the amended Form 10-K/A.  As explained previously, the suit is a derivative suit filed on behalf of the Company’s shareholders against the CEO, CFO, and Chairman of the Board.  We believe that the case is without merit, but even if the plaintiffs prevailed in the suit, the Company should lose no money or incur any loss.  The officers and directors have D&O coverage, so any losses they incurred within the insurance limits should be covered by the insurance.  Potentially, the Company could benefit from any recovery.

Engineering Comments

8.

We note your response to prior comment 12 regarding the disclaimer addressing resource disclosure on your website, press releases, and your amended 10-K filing.  The use of this disclaimer is appropriate for use on your website and press releases, but is not applicable in documents filed with the SEC by domestic filers due to the limitation of Instruction 3 to paragraph (b) (5) of Industry Guide 7, generally precluding disclosure of estimates other than proven and/or probable reserves in documents filed with the SEC.

Answer: We will avoid the use of the terms “measured,” “indicated,” and “inferred” resources in our filings.  We will use the disclaimer you included on our website and press releases if and when such terms are used in our web site or press releases in the future.

9.

We note your response to prior comment 13 in which you state that the Deer Trail mine is a historical mine that has been rehabilitated, including the construction of a new mill that will process your mined materials.  However, given the definitions set forth in paragraph (a) of Industry Guide 7, mining properties for which you have not established proven or probable reserves should be identified as exploration stage properties in your filing.  Any terminology indicating that such properties are in either the development or production stages should be removed from your filing.

Answer: We have removed any references to development stage or production stage from our Form 10-K/A.

10.

Your response to prior comment 14 indicates that you believe the mineralization that is exposed may be ore, but you have not conducted further drilling or other feasibility studies to determine economic viability.  You also do not disclose any proven or probable reserves with this mine and instead rely on the historical performance of predecessor mining operations to conclude that your material can be mined profitably.  Using terminology such as ore or ore body implies that you have reserves because these terms are associated with definition of reserves in paragraph (a) of Industry Guide 7.  Accordingly, please remove these terms from your filing.  We will not object if you wish to substitute the term mineralization where you presently use the term ore.

Answer: We have removed the references to ore and ore bodies in our 10-K/A and replaced these terms with mineralization where appropriate, except for those places where the word “ore” is used in describing royalty obligations or such terms as ore cars where such use appears to be appropriate..

11.

We noted your response to prior comment 16 indicating that you intend to remove the term pre- feasibility from your filing and provide a description of your exploration plans.  Please include the description of your exploration program in your amended filing, except without the terms measured and indicated reserves or resources, ore, and ore bodies, since you have not yet established proven or probable reserves.

Answer: We have removed the terms measured and indicated reserves or resources, ore and ore bodies in the 10-K/A, except as explained in the answer to comment 10.  We have no immediate plans for additional exploration in the Deer Trail mine, and hope to commence mining activities in the near future, subject to first obtaining additional funds.  Additional exploration may be done in the future after we have developed the present workings.

12.

 We received the maps that you included with your response to prior comment 17.  Please include these maps in your amended filing.

Answer: The maps have been included in the 10-K/A.

13.

We note your response to prior comment 18 in which you assert that you have reserves developed from historical data and professional reports prepared by Behre Dolbear.  If these are bankable feasibility studies prepared within the last five years, please submit these studies supplementally to our engineers.  Otherwise, if you are unable to demonstrate that you have proven or probable reserves, you will need to remove all tonnage and grade estimates from your filing.

Answer: The historical mining data and reports are all over 10 years old.  The work done by Behre Dolbear stopped short of establishing a reserve.  Although Unico’s original intention was to establish reserves, Unico decided that the costs associated with establishing reserves were too great.  Unico was satisfied with the results obtained from the drilling program, and plans to move forward with mining activities once sufficient additional funds have been raised.  Since Unico does not have a bankable feasibility study, tonnage and grade estimates have been removed from the 10-K/A.

14.

Please disclose information about your current permits covering your mining activities.

Answer:  Unico has been granted a large scale Mining permit by the Utah Division of Oil, Gas and Mining.  The permit number/file number is 10311003.

15.

We note your response to prior comment 19, stating that you do not believe you are a exploration stage company because past exploration activities have drilled and mapped out mining targets which you are using to develop a mining plan.  As we have mentioned above, unless you are able to demonstrate that you have proven or probable reserves, your activities may only be appropriately described as that of an exploration state company, given the definitions set forth in Industry Guide 7.  Accordingly, it appears that you will need to remove all references in the document that use the term “mining” or “mining operations,” or “development”, where these imply mineral production, such as operations or development.

Answer: We believe we have eliminated all references to the terms “mining,” “mining operations” and “development” in the 10-K/A where those terms implied mineral production, such as operations or development.  Such terms still appear in the 10-K/A when used to discuss historical mining operations, proposed future mining operations and also when referring to such matters as mining leases, mining claims, mining equipment or similar terms.

16.

We note your response to prior comment 20 in which you describe the historical activities of your mining operations and include five tables to be inserted into your filing.  We do not see sufficient rationale for terminology such as measured and indicated ore reserves, or your assertion that the property is economically viable, without having applied modern methods of analysis or having conducted current economic studies.

Similarly, we do not see support for your description of mineral potential concerning estimates for possible inferred reserves, or for the assignment of tonnages and value to possible ore, as this tends to ascribe a higher degree of confidence in a geological assumption than is warranted under the circumstances.  As the estimates in Table 6 also appear to be without sufficient evidence of economic viability, the financial measurements disclosed with your economic assessment inappropriately imply the existence of reserves.

Please understand that guidance in Instruction 5 to Item 102 of Regulation S-K specifically prohibits the use of terms other than proven and probable reserves, except under limited circumstances.  Accordingly, it appears that you will need to remove the terminology and related disclosures referenced above, including Table 2 and the Noranda and gold filed tonnage and grade estimates from your filing.  Please also remove the financial information developed and/or derived from the possible development of mineral estimates not qualifying as reserves, including forecasts of operating profit and costs.

Answer: We believe that all of this material, including Tables 2 and 6 and the Noranda and gold tonnage and grade estimates, has been removed from the 10-K/A.

17.

We note your response to prior comment 21 in which you state that you own a historical mine with a successful production history extracting mineral resources and that your use of these terms reflects your continuing activities.  The disclosure provisions in Industry Guide 7 do not generally allow other terms to be substituted for proven or probable reserves when disclosing estimates of tonnage and grade.   Accordingly, please remove all references to measured, indicated and inferred resources from your filing.

Answer: We have removed all references to measured, indicated and inferred resources from the 10-K/A .

The Company acknowledges the following:

1.   The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K/A which accompanies this letter;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the amendment to the Company’s Annual Report on Form 10-K/A that is filed together with this letter, please let me know.

Sincerely,

Unico, Incorporated

/s/ Mark A. Lopez

By: Mark A. Lopez, Chief Executive Officer

Unico, Inc.
Black Scholes
For fiscal year ending
February 29, 2008
	Derivative	Discount	Derivative	Interest	AIPC
Debenture:	Liability (CR)	on debt DB	Loss DB	expense DB	(CR)
Outboard Holdings 3/10/06	25,000				(25,000)
Ray Brown	7,079				(7,079)
Outboard 5/4/06	300,000				(300,000)
Ooutboard 6/15/04	250,000				(250,000)
Outboard 8/15/06	100,000				(100,000)
Outboard 8/18/06	100,000				(100,000)
Outboard 8/31/06	250,000				(250,000)
Blue Marble 2/2/07	64,161	(167,000)	(64,161)	167,000
Blue Marble 3/15/07	(400,000)	-	-	400,000
Blue Marble 3/19/07	(300,000)	-	-	300,000
Blue Marble 3/23/07	(200,000)	-	-	200,000
Blue Marble 4/5/07	(140,000)	-	-	140,000
Blue Marble 4/25/07	(200,000)	-	-	200,000
Blue Marble 4/30/07	(200,000)	-	-	200,000
Blue Marble 5/15/07	(800,000)	-	-	800,000
Blue Marble 5/30/07	(300,000)	-	-	300,000
Blue Marble 6/1/07	(300,100)	-	-	300,100
Blue Marble 6/8/07	(375,000)	-	-	375,000
Compass Capital 6/11/07	(100,000)	-	-	100,000
Compass Capital 6/20/07	(50,000)	-	-	50,000
Blue Marble 7/2/07	(250,000)	-	-	250,000
Blue Marble 7/30/07	(200,000)	-	-	200,000
Compass Capital 8/21/07	(100,000)	-	-	100,000
Compass Capital 8/29/07	(50,000)	-	-	50,000
Compass Capital 9/10/07	(50,042)	2,750	42	47,250
Compass Capital 9/14/07	(100,183)	7,800	183	92,200
Compass Capital 9/17/07	(100,348)	9,500	348	90,500
Blue Marble 10/10/07	(204,140)	44,400	4,140	155,600
Blue Marble 10/30/07	(157,310)	49,950	7,310	100,050
Compass Capital 11/20/07	(53,757)	22,250	3,757	27,750
Compass Capital 11/26/07	(81,466)	35,850	6,466	39,150
Blue Marble 12/11/07 - acquisitio	(254,717)	199,854	54,863
Blue Marble 12/11/07	36,254	(87,536)	(36,254)	87,536
Compass Capital 1/4/08- acquisi	(31,482)	25,000	6,482
Compass Capital 1/4/08	2,688	(7,800)	(2,688)	7,800
Compass Capital 1/15/08- acquis	(18,788)	15,000	3,788
Compass Capital 1/15/08	1,373	(3,750)	(1,373)	3,750
Compass Capital 1/18/08-acquis	(44,118)	35,000	9,118
Compass Capital 1/18/08	3,295	(8,155)	(3,295)	8,155
Moore Investments 1/23/08-acqu	(308,509)	250,000	58,509
Moore Investments 1/23/08	17,676	(51,250)	(17,676)	51,250
Moore Investments 1/30/08- acqu	(313,041)	250,000	63,041
Moore Investments 1/30/08	17,799	(41,750)	(17,799)	41,750

Net change	(4,507,676)	580,113	74,801	4,884,841	(1,032,079)
adjust presumed derivative liab	(3,917,236)		3,917,236
EOM debenture balance	4,819,080		(4,819,080)
Beg debenture balance	(1,686,059)		1,686,059
Beg balance	(3,019,291)
Ending Balance	(8,311,182)	580,113	859,016	4,884,841	(1,032,079)

Accounting Entry	Debit	Credit

Derivative Loss	859,016
Derivative Liablity		(5,291,891)
Discount on Debt	580,113
Interest Expense	4,884,841
AIPC		(1,032,079)
Total	6,323,970	(6,323,970)

Unico, Inc.
Black Scholes
For Fiscal Year Ending
February 28, 2007

	Derivative	Discount	Derivative	Interest	AIPC
Debenture:	Liability (CR)	on debt DB	Loss DB	Expense DB	(CR)
Ray Brown	74,073				(74,073)
W Hartle	30,642				(30,642)
Reef 10/20/04	175,029				(175,029)
Reef 11/3/04	250,016				(250,016)
Kentan 1/11/05	250,018				(250,018)
Kentan 3/7/05	125,009				(125,009)
Reef 3/30/05	127,011				(127,011)
Compass 11/30/06	8,138	(3,750)	(638)	3,750	(7,500)
Compass 11/30/05	27,125	(12,500)	(2,125)	12,500	(25,000)
Kentan 10/29/05	51,988	(16,667)	(1,988)	16,667	(50,000)
Kentan 11/02/05	26,124	(8,333)	(1,124)	8,333	(25,000)
Kentan 9/30/04	62,500				(62,500)
Compass 11/23/05	26,833	(8,333)	(1,833)	8,333	(25,000)
Kentan 12/1/05	10,853	(5,000)	(853)	5,000	(10,000)
Kentan 12/1/05	54,278	(25,000)	(4,278)	25,000	(50,000)
Kentan 12/1/05	54,267	(25,000)	(4,267)	25,000	(50,000)
Reef 12/15/05	27,824	(12,500)	(2,824)	12,500	(25,000)
Compass 12/28/05	56,782	(33,333)	(6,782)	33,333	(50,000)
Reef 1/20/06	21,798	(20,833)	(1,798)	20,833	(20,000)
Reef 2/14/06	55,456	(41,667)	(15,456)	41,667	(40,000)
Umbrella 3/2/06		-	-	25,000	(25,000)
Compass 1/27/06	29,094	(20,833)	(4,094)	20,833	(25,000)
Compass 2/27/06	66,018	(50,000)	(16,018)	50,000	(50,000)
Umbrella 3/7/06				75,000	(75,000)
Outboard 3/10/06	(25,000)			75,000	(50,000)
Outboard 3/20/06				150,000	(150,000)
Outboard 4/5/06	-	-	-	250,000	(250,000)
Outboard 4/18/06	-			250,000	(250,000)
Outboard 5/4/06	(300,000)			300,000
Outboard 5/17/06	-			500,000	(500,000)
Outboard 6/15/06	(250,000)	-	-	250,000	-
Outboard 8/15/06	(100,000)	-	-	100,000	-
Outboard 8/18/06	(100,000)	-	-	100,000	-
Outboard 8/31/06	(250,000)	-	-	250,000	-
Blue Marble 2/2/07-acquisition	(273,416)	200,000	73,416
Blue Marble 2/2/07	9,255	(33,000)	(9,255)	33,000
Net change	321,715	(116,749)	83	2,641,749	(2,846,798)
adjust presumed derivative liab	(381,762)		381,762
EOM debenture balance	1,686,059		(1,686,059)
Beg debenture balance	(1,738,274)		1,738,274
Beg balance	(2,907,029)	283,749
Ending Balance	(3,019,291)	167,000	434,060	2,641,749	(2,846,798)

Accounting Entry	Debit	Credit

Derivative Loss	434,060
Derivative Liablity		(112,262)
Discount on Debt		(116,749)
Interest Expense	2,641,749
AIPC		(2,846,798)
Total	3,075,809	(3,075,809)